August 14, 2014

Amit Pande

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-0306

RE:	FNB Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014

Dear Mr. Pande:

I am in receipt of your letter dated July 28, 2014 and am writing this letter to you in order to provide you the additional information that you requested.

Allowance for Loan Loss, page 41.

In your letter, you requested that we provide you additional information regarding the level of our allowance for loan and lease losses.

Management’s Response

All future SEC filings, both Form 10Q and Form 10K, will contain additional disclosure information related to our allowance for loan losses that is similar in nature to the comments in this letter response. Management will diligently do our utmost to give the users of our financial statement the information they need to fully understand our allowance of loan loss position.

You have correctly noted that our non-performing loans decreased, year-over-year, during 2013. The provision for loan losses during 2013 was reduced significantly (24%) from 2012 levels primarily due to this reason. Overall, however, there are factors that existed within the loan portfolio warranting the level of allowance for loan losses as of December 31, 2013.

During 2013, the size of our gross loan portfolio (which excludes previously acquired loans in our Oceanic Bank acquisition) grew by $38 million, an increase of approximately 8.7%, while our allowance for loan losses grew by $0.745 million which represented approximately 1.9% of the increase in gross loans.

Commercial real estate lending is a higher risk lending activity. The OCC, the primary regulator of our Bank subsidiary, has issued regulatory guidance that specifically limits the amount of higher risk commercial real estate loan volumes that should be maintained within a Bank’s loan portfolio. During 2013, the level of commercial real estate loan volumes (excluding loans previously acquired in the Oceanic Bank transaction) increased by over loan volumes increased by $31.5 million, which required a higher allocation of the allowance for loan losses for this new loan production during 2013 when compared to 2012 levels.

As can be seen in Note 5 to our consolidated financial statements, the allowance for loan losses attributable to the commercial real estate loan segment increased by approximately $0.95 million during 2013 and, of our total loan loss provision for the year ended December 31, 2013, approximately $1.2 million or 85% of the total loan loss provision of $1.4 million was attributed to this segment of our loan portfolio. Supporting this relationship is the increase we experienced in impaired commercial real estate loans of approximately $2.1 million from $17.0 million in 2012 to $19.1 million in 2013. Our assessment of underlying collateral values suggested that a substantial portion of these impaired loans required no specific reserves as of December 31, 2013. However, management’s assessment of real estate market valuations, and related valuation fluctuations during 2013, necessitated an elevated allowance for loan loss amount in consideration of the level of uncertainty in the Bank’s risk exposure within the commercial real estate loan portfolio.

New production has also occurred within the Oceanic Bank acquisition customer base. In September, 2012, FNB Bancorp acquired Oceanic Bank, a community bank that was located in San Francisco, California. At December 31, 2012, virtually all loans attributable to the Oceanic Bank purchase transaction had a purchase discount applied to the loans that were purchased, with no allowance for loan loss allocated to that portfolio segment. As new loan production has occurred from this customer base, a portion of the allowance for loan losses has been allocated to this new production across each category of loan that has been originated. At December 31, 2012, the only allowance allocation that existed for this segment of the loan portfolio was new loan production that occurred during the fourth quarter of 2012. Year-over-year, this has created a higher allocation of the allowance for loan loss during 2013 than existed at December 31, 2012 due to management’s assessment that the operating performance and credit risk of newly originated loans from prior Oceanic Bank relationships was uncertain and the newly originated loans remained unseasoned as of December 31, 2013.

As also disclosed in Note 5 to the 2013 consolidated financial statements, the Bank has aggressively modified customer loans during the recent economic downturn in order to improve its risk profile and improve prospects for a favorable resolution of lending relationships with borrowers suffering from financial difficulty. As of December 31, 2013, troubled debt restructured loans outstanding totaled approximately $13.7 million, of which $8.5 million or 61.7% were comprised of commercial real estate loans. This compared to total troubled debt restructured loans of approximately $9.6 million as of December 31, 2012, of which $4.6 million or 48.0% were comprised of commercial real estate loans. The majority of these troubled debt restructured loans were performing under their modified terms as of December 31, 2013. However, management determined that a level of uncertainty regarding the overall performance of these modified loans warranted an increased allocation of the allowance for loan losses as of December 31, 2013 as their performance was continuing to be closely monitored.

Item 9A. CONTROLS and PROCEDURES

In your letter, you stated that Management’s Report on Internal Control over Financial Reporting, page 104, did not contain a conclusive statement about whether or not the internal control over financial reporting was determined to be effective as of the end of the period.

Management’s Response

Management will be filing today with the SEC a Form 10-K/A for 2013 that includes an updated Item 9A that has been signed by both the principal executive officer and the principal financial officer that does provide a conclusive statement regarding whether or not the internal control over financial reporting was determined to be effective as of the end of the period. We will also file a Management Report On Internal Control Over Financial Reporting in our Form 10-K/A.

Management Acknowledgements

The management of FNB Bancorp, on behalf of FNB Bancorp, acknowledges that:

●	FNB Bancorp is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	FNB Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please do not hesitate to contact me directly. I would be happy to provide you with any additional information that you may require.

Sincerely,

/s/ David A. Curtis

David A. Curtis

Chief Financial Officer